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                    Skadden, Arps, Slate, Meagher & Flom LLP
                              333 West Wacker Drive
                             Chicago, Illinois 60606


                                September 6, 2005




Kevin Rupert
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549

     RE:  Van Kampen Pennsylvania Value Municipal Income
          Trust Form N-14 (File No. 333-126292)
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Dear Mr. Rupert:

     Van Kampen Pennsylvania Value Municipal Income Trust (File No. 811-07398) has filed a registration statement on Form N-14 with respect to the proposed reorganizations of Van Kampen Advantage Pennsylvania Municipal Income Trust, Van Kampen Pennsylvania Quality Municipal Trust and Van Kampen Trust for Investment Grade Pennsylvania Municipals into Van Kampen Pennsylvania Value Municipal Income Trust (the "Proposed Reorganizations"). I write in response to your request that we address, with respect to the Proposed Reorganizations, any issues raised by the staff of the Securities and Exchange Commission in North American Security Trust (publ. avail. Aug. 5, 1994) ("North American").

     In North American, North American Security Trust ("NAST"), a registered investment company with a number of separate investment portfolios organized as series of NAST, had reorganized three existing funds into a newly created fund, and NAST sought the staff's position on whether the newly created fund could advertise the performance record of one of the predecessor target funds. This fact pattern materially differs from the fact pattern presented in the Proposed Reorganizations of Van Kampen Advantage Pennsylvania Municipal Income Trust ("Advantage Pennsylvania Municipal Income Trust"), Van Kampen Pennsylvania Quality Municipal Trust ("Pennsylvania Quality Municipal Trust") and Van Kampen Trust for Investment Grade Pennsylvania Municipals ("Trust for Investment Grade Pennsylvania Municipals") (collectively, the "Target Funds") into Van Kampen


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Kevin Rupert
September 6, 2005
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Pennsylvania Value Municipal Income Trust (the "Acquiring Fund"). In North
American, the acquiring fund was a newly created fund with no historical performance record that was seeking to advertise the historical performance of one of the three target funds. In the Proposed Reorganizations, however, the Acquiring Fund is an existing, operating fund which intends going forward to advertise only its own historical performance and does not seek to advertise performance information of the Target Funds. Thus, North American on its face does not apply to the present situation.

     Notwithstanding this conclusion, we also believe an analysis of the factors enumerated by the staff in North American does not preclude the surviving Acquiring Fund in the Proposed Reorganizations from using its historical performance record going forward. In North American, the staff stated that the surviving fund in the reorganization could carry forward the performance record of the predecessor target fund that most "closely resembles" the surviving fund. The staff indicated that in determining which predecessor fund most closely resembles the surviving fund, the following factors, among others, should be considered: 1) the similarity of the investment advisers of the funds; 2) the investment objectives, policies and restrictions of each fund; 3) the net asset level of each fund; 4) the expense structure and expense ratio of each fund; and
5) the portfolio composition of each fund. We address each of these factors in turn below:

     1) The investment adviser to each Fund is Van Kampen Asset Management (the "Adviser"). Each Fund is managed by the same members of the Adviser's Municipal Fixed Income team. The surviving fund will continue to be managed by the same members of this team.

     2) Each Fund seeks to provide a high level of current income exempt from federal and Pennsylvania income taxes and, where possible under local law, local income and personal property taxes, consistent with preservation of capital by investing substantially all of its assets in Pennsylvania municipal securities rated investment grade at the time of investment. The surviving fund will continue to pursue this investment objective. While the Funds' other investment policies and investment restrictions are similar, the surviving fund will continue to comply with the Acquiring Fund's investment policies and investment restrictions.

     3) As of January 31, 2005, Advantage Pennsylvania Municipal Income Trust had net assets (including assets attributable to preferred shares) of approximately $114.7 million, Pennsylvania Quality Municipal Trust had net assets (including assets attributable to preferred shares) of approximately $204.9 million, Trust for Investment Grade Pennsylvania Municipals had net assets (including assets attributable to preferred shares) of approximately $196.9 million, and the Acquiring




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Kevin Rupert
September 6, 2005
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Fund had net assets (including assets attributable to preferred shares) of approximately $118.8 million.

     4) The expense structures of the Funds are identical. Each Fund pays the Adviser a monthly management fee at the annual rate of 0.55% of such Fund's average daily net assets, including assets attributable to preferred shares, and the surviving fund will maintain this expense structure.

     5) Under normal market conditions, each Fund invests substantially all of its assets in Pennsylvania municipal securities rated investment grade at the time of investment. The portfolio composition of the surviving fund will continue to be that of the Acquiring Fund.

     This analysis of the factors set forth in North American demonstrates that the Funds are substantially similar but does not suggest that any one of the Funds is the logically superior choice to be the surviving fund. In the absence of such a choice, management determined that, consistent with its practice in prior reorganizations, the Fund with the consistently lowest discount to net asset value would be the surviving fund. Accordingly, the Acquiring Fund, which over the last ten months has had a consistently lower discount to net asset value than the Target Funds, was chosen to be the surviving fund.

     After completion of the Proposed Reorganizations, the surviving fund will closely resemble the Acquiring Fund. Although the Acquiring Fund is not the largest fund in terms of net assets, the surviving fund will be managed by the Acquiring Fund's portfolio management team, will maintain the Acquiring Fund's expense structure, will continue to pursue the Acquiring Fund's investment objective and policies and will hold a portfolio that is substantially similar to that of the Acquiring Fund. Accordingly, it is appropriate for the surviving fund to carry forward the historical performance record of the Acquiring Fund.

     Should the staff have any additional questions regarding this issue, please contact the undersigned at (312) 407-0940 or Charles B. Taylor at (312) 407-0863.

                                                     Sincerely,



                                                     Christopher M. Rohrbacher